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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investment in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1. Investment Company Act File Number:                                         Date examination completed:

 811-21387

April 28, 2004

2. State Identification Number:

N/A

AL

AK

AZ

AR

CA

CO

CT

DE

DC

FL

GA

HI

ID

IL

IN

IA

KS

KY

LA

ME

MD

MA

MI

MN

ME

MO

MT

NE

NV

NH

NJ

NM

NY

NC

ND

OH

OK

OR

PA

RI

SC

SD

TN

TX

UT

VT

VA

WA

WV

WI

WY

PUERTO RICO

   Other (specify):

3. Exact name of investment company as specified in representation statement:

Blankinship Funds, Inc.

4. Address of principal executive office (number, street, city, state, zip code):

1210 South Huntress Court, McLean, VA  22102-2515

Independent Auditor’s Report

To the Board of Directors of

  the Blankinship Funds, Inc.

We have examined management’s assertion about the Blankinship Funds, Inc.’s (the “Company”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 28, 2004 included in the accompanying Management Statement Regarding compliance with Certain Provisions of the Investment Company Act of 1940.  Management is responsible for the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstance.  Included among our procedures were the following tests performed as of May 28, 2004, and with respect to agreement of security purchases and sales, for the period from January 16, 2004 (effective date of registration) through May 28, 2004:

•

Reconciliation of all such securities to the books and records of the Company and First Service Bank;

•

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

•

Agreement of no security purchases and no security sale or maturities since the last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Blankinship Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 28, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Blankinship Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Abington, Pennsylvania

        /s/ Sanville & Company

July 7, 2004

Certified Public Accountants

Blankinship Funds, Inc.

1210 South Huntress Court

McLean, Virginia 22102

(703) 356-6121

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Blankinship Funds, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 28, 2004 and from January 16, 2004 (effective date of registration) through May 28, 2004.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 28, 2004 and from January 16, 2004 (effective date of registration) through May 28, 2004 with respect to securities reflected in the investment account of the Company.

Blankinship Funds, Inc.

By:

/s/ Rex Blankinship

Rex Blankinship

President